Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

EOS S.p.A.

We consent to the incorporation by reference in the Registration Statement on Form S-3 filed by Clovis Oncology, Inc. on November 19, 2013 of our report dated November 19, 2013, with respect to the balance sheets of EOS S.p.A. as of December 31, 2012 and 2011, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, which report appears in the Form 8-K of Clovis Oncology, Inc. dated November 19, 2013 and to the reference to our firm under the heading “Experts” in the prospectus included in the Registration Statement.

/s/ KPMG S.p.A.

Milan, Italy

November 19, 2013